Filed pursuant to Rule 424(b)(3)
Registration No. 333-143565

PROSPECTUS

1,104,687 Ordinary Shares

        This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus of up to 1,104,687 ordinary shares, including 229,687 ordinary shares issuable upon exercise of outstanding warrants held by the selling stockholders.

        The selling stockholders may sell all or any portion of these ordinary shares in one or more transactions through (i) Nasdaq, the Tel Aviv Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise; (ii) directly to purchasers or through agents, brokers, dealers or underwriters; (iii) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; or (iv) or any other means described in the section entitled “Plan of Distribution.”

        Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “SILC” and on the Tel Aviv Stock Exchange in Israel under the symbol “SILC.” On June 5, 2007, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $22.43 per share and on the Tel Aviv Stock Exchange was NIS 96.93 per share.

        The securities offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 2.

        None of the U.S. Securities and Exchange Commission, the Israeli Securities Authority or any state securities commission have approved or disapproved of these securities or passed upon the adequacy, completeness or accuracy of this prospectus. Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

The date of this prospectus is July 5, 2007

ABOUT SILICOM LTD.

        We are engaged in the design, manufacture, marketing and support of connectivity solutions for a broad range of servers and server based systems. We design, manufacture, market and support server networking solutions for manufacturers of security appliances, WAN (Wide Area Network) optimization appliances, internet traffic management systems, storage systems, and other manufacturers providing a variety of server-based systems.

        We were incorporated under the laws of Israel in 1987. Our first products were integrated circuits for information technology, or IT, manufacturers. In the early 1990s, we began focusing our strategy on designing, manufacturing, marketing and supporting a range of connectivity solutions for mobile and personal computers, or PC, users. In subsequent years we developed several Broadband Internet related products.

        In 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end multi-port server networking cards. In November and December of 2003, we secured our first design wins for these new products. Since that time, we have identified the server-based network appliances market and specifically the server-based security appliances and WAN (Wide Area Network) optimization appliances within such market as demonstrating a strong demand for our products. We have added to our product lines networking products which include special functionalities called Bypass Adapters for the server based appliances.

        Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the security appliances market, WAN optimization market, other network appliances markets (such as load balancing and traffic management), storage market, general servers market and other server based applications.

        Our manufacturing operations consist primarily of producing finished goods from components and sub-assemblies purchased from third parties. In addition, we perform testing and quality assurance procedures with respect to the components and sub-assemblies which are incorporated into our final products and the final products themselves.

        Our registered and principal executive offices are located in Israel at 8 Hanagar Street, Kfar Sava, Israel 44000, and our telephone number is 972-9-764-4555. Our website is http://www.silicom.co.il. Information on our website is not incorporated by reference in this prospectus.

THE OFFERING

Securities offered by the selling stockholders	1,104,687

NASDAQ Capital Market Symbol	SILC

Use of Proceeds	We will not receive any proceeds from the sale of the ordinary shares offered hereby.

Ordinary shares outstanding as of May 28, 2007	6,473,998

Risk Factors	An investment in our securities involves a high degree of risk and could involve a loss of your entire investment. Prospective investors should carefully consider the information in this prospectus, including the Risk Factors beginning on Page 2, before buying the ordinary shares offered hereby.

RISK FACTORS

        An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our securities. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus.

We depend on one line of products for most of our revenues.

Our current business is based almost in its entirety on our Multi Port Gigabit-Ethernet Server Adapter product line and the majority of our revenue is generated from such product line. We expect that in the foreseeable future we will continue to be dependent on this line of products for most of our revenue due the nature of our business. We also sell legacy products, however, the volume of sales of legacy products and the revenues generated from such sales is very low and is diminishing. Although we sold legacy products throughout 2006 and in the first months of 2007, we believe that the contribution of such products to our revenues in the foreseeable future will be negligible. We cannot assure you that revenue generated from our Multi Port Gigabit-Ethernet Server Adapters will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products, or a significant increase in our costs of manufacturing them could have a material adverse affect on our business, results of operations and financial condition.

Increased demand for products with characteristics similar to our products may cause manufacturers to integrate such characteristics into server motherboards, eliminating the need for our add-on products.

Our main products are add-on adapters that are added to existing servers in order to improve their functionality. If demand for such improved functionality increases significantly, server manufacturers may begin incorporating such functionality as a part of the basic design of their servers, whereby eliminating the need to achieve such functionality through add-on adapters. In the past we suffered from a similar trend with respect to our legacy products. We cannot assure you that a similar trend will not occur in connection with our add-on adapters. Such trend would have a material adverse effect on our business, results of operations and financial condition.

We may experience difficulty in developing solutions for appliances with proprietary interfaces which may be used by some of our potential customers.

The market for networking appliances includes appliances that make use of proprietary interfaces. These appliances are offered to our potential customers in addition to the customary server-based appliances which use standard interfaces. Our potential customers may decide to use appliances with proprietary interfaces instead of the customary server-based appliances for which several manufacturers may provide add-on cards. There could be no assurance that we would be able to develop non-standard add-on cards for appliances with proprietary interfaces or, if we are successful in developing such cards, that manufacturers of the proprietary interfaces or the customers electing to use these interfaces will make use of our cards in such non-standard environments.

Our Multi Port Gigabit-Ethernet Server Networking Adapters including our Bypass Adapters which are sold mainly to OEMs, are characterized by long sales cycles.

We sell our Multi Port Gigabit-Ethernet Server Networking Adapters (including our Bypass Adapters) mainly to original equipment manufacturers, or OEMs. The decision making process of our OEM customers includes several time consuming processes, resulting from the critical importance of our products in their systems: They need to define the required configuration of their server system/appliance, derive the need and type of adapters, evaluate adapters, intensively test and qualify adapters and then (or in parallel) negotiate the terms for a purchase. It may therefore take 12 months or more from the time we first contact a prospective customer before such customer implements our cards in its system constituting what is known as a Design Win. Additionally, once a Design Win is secured, our sales of these products typically involve significant capital investment decisions by prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances which include our products (and consequently facilitating sales of our products), companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, consequently lengthening the period of time required for a Design Win to mature into consistent sales. These long sales cycles make it difficult to predict when and to what extent discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. In addition, our allocation of significant resources to potential sales opportunities that do not materialize into sales could have a material adverse affect on our business, results of operations and financial condition.

The short lead time of customer orders combined with the long lead time of our suppliers when ordering certain components for our products could result in either a surplus or lack of sufficient supplies, and impact negatively on our finances.

While we are generally required to fill orders for our products within one or two weeks following the receipt of a firm purchase order, we must place orders of certain components for our products between sixteen and twenty weeks prior to delivery. As a result, we must have a significant amount of components in our inventory to be able to meet our best forecasts of projected purchase orders as opposed to on the basis of firm purchase orders. In the event that firm purchase orders are significantly lower than such forecasts, a significant part of our inventory will not be used and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls and in the event that firm purchase orders exceed such forecasts, we will not be able to fill such purchase orders which may lead to the loss of business from a customer.

Our visibility of future sales is severely limited due to the short lead time of customer orders.

As a result of the short lead time for firm purchase orders, we are unable to accurately forecast future revenues from product sales. As a result, even dramatic fluctuation in revenue (whether increase or decrease) might not be detected until the very end of a financial quarter, which may not enable us to monitor costs in a timely manner to compensate for such fluctuation.

The loss or ineffectiveness of our original equipment manufacturers or a reduction of purchase orders or sales efforts by such original equipment manufacturers may have a material adverse effect on our operations and financial results.

Our sales and marketing strategy is to develop and maintain strategic relationships with leading OEMs in the Servers industry and Server based systems industry, which integrate our products into their systems. These OEMs are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products. A reduction in their sales efforts or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that they will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, such OEMs may substantially decrease the amount of products ordered in subsequent quarters or discontinue product orders. The termination or loss of one of our key OEMs or several OEMs at approximately the same time, without being able to compensate this loss with sales to other new OEM customers might have a material adverse effect.

Our OEM customers may replace the appliances they currently use with appliances that do not require our cards or incorporate cards other than ours.

Many of the OEMs that use appliances which include our cards do so for a few years, and then consider migration to newer generations of appliances. We cannot guarantee that our cards will be needed or selected for such new appliances or compatible with them. A decision by a current OEM customer or customers to select a new appliance without including our cards in such new appliance may have a significant adverse effect on our results of operations.

The markets for our products change rapidly and demand for new products is difficult to predict.

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to 10Gbps solutions, the European Union’s directive regarding Restriction Of Hazardous Substances (ROHS) which requires products to be ROHS compliant, the Chinese ROHS directive and the migration from the PCI-X server bus to the PCI-Express (PCI-E) server bus, causes our OEMs to demand such new products and technologies. In the event that our OEMs decide to begin using such new technologies, we may not be able to develop products for the new technologies in a timely manner. Our OEMs may also select competing products despite our ability to develop products incorporating new technologies. Furthermore, the migration to 10Gbps, while presenting an opportunity for more cards and solutions to be sold, may also result in a decrease in the need for multi port cards as throughput performance may be achieved via a single port of 10Gbps. Consequently, we may suffer from reduced sales to such OEMs and accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our newest lines of products (to which the majority of our revenues are attributable), there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner.

We may experience difficulty in developing new, commercially successful products at acceptable release times.

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. Although throughout 2004, 2005, 2006, and the first months of 2007 we recorded growing sales of our latest lines of products, Multi Port Gigabit-Ethernet Server Networking Adapters and Bypass Adapters, we cannot guarantee the continued success of these products, that they will be widely accepted by the marketplace or that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

Loss of our sources for certain key components could harm our operations.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. Additionally, a key component in many of our cards is manufactured by Intel, one of our competitors. While we have not encountered difficulties in purchasing such components from Intel’s distributors, we cannot guarantee that we will continue to be able to purchase such components without delays or at reasonable prices. In the event that we are not able to purchase key components of our products from our limited sources, or are able to purchase these key components only under unreasonable terms, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations and financial condition.

Inability to receive information from our key component manufacturers could affect our ability to develop new products required by our OEMs and by the industry in which we operate.

Our products are based on networking controllers which are manufactured by either Broadcom or Intel. In order to design our products we need to receive information that enables us to design products with the use of such controllers. There can be no assurance that we will continue to receive all the information required for designing products with the use of new controllers continuously released by both Intel and Broadcom. Intel is our competitor and Broadcom may also compete with our products. Such competition may also affect their decisions regarding the sharing of information with us. The inability to obtain such information may adversely affect our ability to design new products and may have an adverse effect.

The market for our products is highly competitive and some of our competitors may be better positioned than we are.

The market for our products is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, in the server networking industry for which we have developed our multi-port Gigabit-Ethernet Server Networking cards, our main competitor is Intel. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

We may not be able to prevent others from claiming that we have infringed their proprietary rights.

We cannot guarantee that one or more parties will not assert infringement claims against us. The cost of responding to claims could be significant, regardless of whether the claims have merit. Significant and protracted litigation may be necessary to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims have merit. Although we believe that all our products use only our intellectual property, or intellectual property which is properly licensed to us, in the event that any infringement claim is brought against us and infringement is proven, we could be required to discontinue the use of the relevant technology, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses, to develop non-infringing technology or to obtain licenses to the alleged infringing technology and to pay royalties to use such licenses. There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us. Although in the past we have resolved a claim of infringement through a license agreement, the terms of which did not have a material effect on our business, any infringement claim or other litigation against us could seriously harm our business, operating results and financial condition. While there are no lawsuits or other claims currently pending against us regarding the infringement of patents or intellectual property rights of others, we have been a party to such claims in the past and may be party to such claims in the future.

We are dependent on key personnel.

Our success has been, and will be, dependent to a large degree on our ability to retain the services of key personnel and to attract additional qualified personnel in the future. Competition for such personnel is intense. There can be no assurance that we will be able to attract, assimilate or retain key personnel in the future and our failure to do so would have a material adverse affect on our business, financial condition and results of operations.

Exchange rate fluctuations and international risks could increase the cost of our operations.

Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. We believe that the rate of inflation in Israel and exchange rate fluctuations between the NIS and the U.S. dollar have had a minor effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, if the timing of such devaluation lags behind inflation in Israel or if the dollar devaluates against the NIS.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. As a result of our substantial cash position, if the value of our shares declines, there is a substantial risk that we will be classified as a PFIC under the asset test described above. We believe that we were not deemed to be classified as a PFIC in prior years. However, the U.S. Internal Revenue Service may not accept this determination and there can be no assurance that we will not be classified as a PFIC in the future. We believe that our ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and may be subject to change. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. A U.S. Holder who makes a QEF election is taxed currently on such holder’s proportionate share of our earnings. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

The trading volume of our shares has been low in the past and may be low in the future, resulting in lower than expected market prices for our shares.

Our shares have been traded at low volumes in the past and may be traded at low volumes in the future for reasons related or unrelated to our performance. This low trading volume may result in lower than expected market prices for our ordinary shares and our shareholders may not be able to resell their shares for more than they paid for them.

Israeli courts might not enforce judgments rendered outside of Israel.

We are incorporated in Israel. All of our executive officers and all of our directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that the requisite procedural and legal requirements are adhered to. If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in NIS (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time. Judgment creditors bear the risk of unfavorable exchange rates.

The political environment and hostilities in Israel could harm our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. A significant increase in violence began in September 2000 and has continued with varying levels of severity into 2007, the most severe of which was Israel’s war with the Hizbullah militant group in July and August of 2006. While the armed confrontation in 2006 and previous hostilities did not have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

Many of our employees in Israel are required to perform military reserve duty.

All non-exempt male adult permanent residents of Israel under the age of 40 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In recent years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

We are affected by volatility in the securities markets.

The securities markets in general have experienced volatility which has particularly affected the securities of many high-technology companies and particularly those in the fields of communications, software and internet, including companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of these companies and may cause difficulties in raising additional financing required to effectively operate and grow their businesses. Such difficulties and the volatility of the securities markets in general may affect our financial results.

We are affected by worldwide downturns in industries based on technology.

The volatility in the securities markets discussed above and its effect on high-technology companies may have a ripple effect on our performance. In the last downturn which the markets experienced beginning in 2001, technology companies dealing in communications and computers were severely affected and some were forced to cease operations. We felt the effects of this downturn in 2001 through 2003. We can give no assurance that our results will not be affected on a going forward basis by any future downturns.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “may”, “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook” or similar expressions.

        You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in “Risk Factors,” and in our other SEC filings may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

        Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

CAPITALIZATION AND INDEBTEDNESS

        The following table sets forth our capitalization and indebtedness as of December 31, 2006 on an actual basis and, on an as adjusted basis to give effect to the issuance of 875,000 shares and 229,687 warrants. This table does not give pro forma effect to the proceeds we may receive from the exercise of the warrants and the issuance of shares issuable upon the exercise of the warrants.

	Actual	As Adjusted
	(US dollars in thousands)

Indebtedness
Short-term bank credit	-	-
Shareholders' equity
Ordinary shares, NIS 0.01 par value; authorized 10,000,000
shares; issued 5,213,600 as at December 31, 2006 and;
outstanding 5,198,629 as at December 31, 2006	16	18
Additional paid-in capital	11,858	28,594
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2006	(38)	(38)
Retained earnings	1,345	1,345

Total shareholders' equity	13,181	29,919

Total capitalization and indebtedness	13,181	29,919

        The information set forth on an actual basis in the foregoing table excludes the following securities as of December 31, 2006:

(i)	377,950 ordinary shares issuable upon exercise of options granted to employees and directors with exercise prices ranging from $0.90 to $5.75; and

(ii)	400,000 ordinary shares issuable upon exercise of warrants issued in our January 2006 public offering in Israel with an exercise price of NIS 39.84 per share and exercisable until January 31, 2008.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of ordinary shares by the selling stockholders. All net proceeds from the sale of the ordinary shares covered by this prospectus will go to the selling stockholders. Upon exercise by payment of cash of any warrants whose underlying shares are covered hereby, however, we will receive the exercise price of the warrants. If all of such warrants are exercised for cash, we will receive approximately $6.49 million. We expect to use the proceeds we receive from the exercise of warrants, if any, for working capital and for general corporate purposes.

        We have agreed to bear all expenses relating to the registration of the securities registered pursuant to this prospectus.

MARKET PRICE DATA

        The primary trading market for our ordinary shares is the NASDAQ Capital Market, where our shares are listed and traded under the symbol SILC (previously SILCF). The table below sets forth the high and low bid prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW

LAST 6 CALENDAR MONTHS
May, 2007	23.89	19.06
April, 2007	26.74	16.42
March, 2007	17.88	11.77
February, 2007	16.00	13.59
January, 2007	14.40	8.40
December, 2006	9.54	6.30
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter, 2007	17.88	8.40
Fourth Quarter, 2006	9.54	6.03
Third Quarter, 2006	7.43	3.75
Second Quarter, 2006	10.79	6.50
First Quarter, 2006	12.46	6.58
Fourth Quarter, 2005	9.39	3.31
Third Quarter, 2005	5.09	2.75
Second Quarter, 2005	4.89	2.59
FIVE MOST RECENT FULL FINANCIAL YEARS
2006	12.46	3.75
2005	9.39	2.34
2004	3.21	1.67
2003	1.97	0.28
2002	1.01	0.30

On December 27, 2005, our shares commenced trading on the Tel Aviv Stock Exchange in Israel under the symbol “SILC”. The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

PERIOD	HIGH	LOW

LAST SIX CALENDAR MONTHS
May, 2007	95.89	78.62
April, 2007	104.90	68.25
March, 2007	74.94	49.26
February, 2007	65.99	56.20
January, 2007	60.50	36.31
December, 2006	38.60	30.54
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter, 2007	74.94	36.31
Fourth Quarter, 2006	41.00	27.01
Third Quarter, 2006	32.40	20.16
Second Quarter, 2006	49.50	30.21
First Quarter, 2006	56.59	30.25
Fourth Quarter, 2005	41.25	39.99
Third Quarter, 2005	---	---
Second Quarter, 2005	---	---
FIVE MOST RECENT FULL FINANCIAL YEARS
2006	56.59	20.16
2005	41.25	39.99
2004	---	---
2003	---	---
2002	---	---

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, donees, assignees and other successors in interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

—	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

—	an exchange distribution in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	short sales;

—	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

—	through the writing of options, swaps or other derivatives which may or may not be listed on an exchange;

—	a combination of any such methods of sale; and

—	any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        The selling stockholders may also engage in short sales against the box after this registration statement becomes effective, puts and calls and other transactions in our shares or derivatives of our shares and may sell or deliver shares in connection with these trades.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

        The selling stockholders may enter into derivative or other hedging transactions with financial institutions. These financial institutions may in turn engage in sales of the shares to hedge their position, deliver this prospectus in connection with some or all of those sales and use the shares covered by this prospectus to close out any short position created in connection with those sales. The selling stockholders may also sell shares of the shares short using this prospectus and deliver the shares covered by this prospectus to close out such short positions, or loan or pledge the shares to financial institutions that in turn may sell the shares using this prospectus. The selling stockholders may pledge or grant a security interest in some or all of the shares covered by this prospectus to support a derivative or hedging position or other obligation and, if the selling stockholders default in the performance of their obligations, the pledgees or secured parties may offer and sell the shares from time to time pursuant to this prospectus.

        Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities that may be imposed on that person under the Securities Act.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or, if required, after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus, or, if required, after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

Expenses of the Offering

        We have incurred, or expect to incur, the following estimated expenses in connection with the registration of the securities covered by this prospectus:

Securities and Exchange Commission Registration Fee	$808.85

Legal fees and expenses	$20,000

Miscellaneous	$10,000

Total	$31,808.85

SELLING STOCKHOLDERS

Beneficial ownership and other information.

        The selling stockholders purchased the securities covered by this prospectus in a private placement by us consummated on May 7, 2007. In the private placement, we sold an aggregate of 875,000 ordinary shares and issued warrants to purchase 229,687 shares at an exercise price of $28.25 per share (including warrants to purchase 10,937 shares issued to two of the selling stockholders for their services as placement agents in connection with the private placement). The warrants expire on the third anniversary of the effective date of the registration statement of which this prospectus forms a part. The warrants contain antidilution protections that are triggered upon the occurrence of certain events and contain a “net exercise” feature, enabling the holders to exercise their warrants on a “cashless” basis.

        Except as described herein, we have no material relationships with any of the selling stockholders and have not had any material relationships with any of the selling stockholders in the past three years. Cowen and Company, LLC and W. R. Hambrecht and Co., LLC, two of the selling stockholders, acted as co-placement agents for the private placement in which the securities covered by this prospectus were sold.

        Each of the selling stockholders has represented to us that it (i) purchased the securities in the ordinary course of business and (ii) did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

        Nothing in this Registration Statement shall be construed as an admission that any selling stockholder is the beneficial owner of any of our securities, other than the securities held directly by such party, nor that any selling stockholder or other persons or entities constitute a “group”, for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. The warrants contain a limitation on the number of ordinary shares purchasable thereunder. Under the limitation, the holder will not have the right to exercise any portion of the warrants, to the extent that after giving effect to such exercise, the holder and other persons with whom such holder’s ownership would be aggregated for purposes of beneficial ownership rules, would own in excess of 4.99% of our outstanding ordinary shares immediately after such exercise; the number of shares in the second column in the below table does not reflect this limitation. This limitation may be waived, at the election of the holder, which election will not become effective until 61 days after a holder provides us with notice thereof, provided that the percentage applicable to the warrants issued to CD Investment Partners, Ltd. is 4.9% and the limitation may not be waived.

        The following table assumes that each selling stockholder will sell all of the securities owned by it and covered by this prospectus. Information included in the table is based upon information provided by the selling stockholders. Our registration of these securities does not necessarily mean that the selling stockholders will sell any or all of the securities.

        Except as otherwise noted below none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Name and Address of Selling Stockholder	Shares Beneficially Owned Prior to Offering/ Percentage of Class(1)	Shares Being Offered	Shares Beneficially Owned Upon Completion of Offering / Percentage of Class

Fort Mason Partners, LP
4 Embarcadero Center
Suite 2050
San Francisco, California
94111, USA	5,329 / *%(2)	5,329	0/0%
Fort Mason Master, LP
4 Embarcadero Center
Suite 2050
San Francisco, California
94111, USA	82,171 / 1.27%(3)	82,171	0/0%
Hudson Bay Fund, LP
170 Broadway
40th Floor
New York, New York
10271, USA	37,625 / *%(4)	37,625	0/0%

Name and Address of Selling Stockholder	Shares Beneficially Owned Prior to Offering/ Percentage of Class(1)	Shares Being Offered	Shares Beneficially Owned Upon Completion of Offering / Percentage of Class

Hudson Bay Overseas Fund, Ltd.
170 Broadway
40th Floor
New York, New York
10271, USA	49,875 / *%(5)	49,875	0/0%
Iroquois Master Fund Ltd.
641 Lexington Avenue
26th Floor
New York, New York
10022, USA	37,500 / *%(6)	37,500	0/0%
Cranshire Capital, LP
3100 Dundee Road
Suite 703
Northbrook, Illinois
60062, USA	37,500 / *%(7)	37,500	0/0%
Evolution Master Fund Ltd. SPC,
Segregated Portfolio M
c/o Evolution Capital Management LLC
2425 Olympic Blvd.
Suite 120E
Santa Monica, California
90404, USA	46,875 / *%(8)	46,875	0/0%
Maccabee Capital, LP
489 Fifth Avenue
2nd Floor
New York, New York
10017, USA	53,095 / *%(9)	25,000	28,095/0.43%

Name and Address of Selling Stockholder	Shares Beneficially Owned Prior to Offering/ Percentage of Class(1)	Shares Being Offered	Shares Beneficially Owned Upon Completion of Offering / Percentage of Class

Radcliffe SPC, Ltd. for and on behalf of
the Class A Segregated Portfolio
c/o RG Capital Management, LP
3 Bala Plaza - East
Suite 501
Bala Cynwyd, Pennsylvania
19004, USA	50,000 / *%(10)	50,000	0/0%
RHP Master Fund, Ltd.
c/o Rock Hill Investment Management, LP
3 Bala Plaza - East
Suite 585
Bala Cynwyd, Pennsylvania
19004, USA	43,750 / *%(11)	43,750	0/0%
SF Capital Partners Ltd.
c/o Stark Offshore Management, LLC
3600 South Lake Drive
St. Francis, Wisconsin
53235, USA	125,000 / 1.92%(12)	125,000	0/0%
UBS O'Connor LLC Fbo O'Connor Pipes
Corporate Strategies Master Limited
1 North Wacker Drive
Chicago, Illinois
60606, USA	37,500 / *%(13)	37,500	0/0%

Name and Address of Selling Stockholder	Shares Beneficially Owned Prior to Offering/ Percentage of Class(1)	Shares Being Offered	Shares Beneficially Owned Upon Completion of Offering / Percentage of Class

Rockmore Investment Master Fund Ltd.
150 East 58th Street
28th Floor
New York, New York
10155, USA	31,250 / *%(14)	31,250	0/0%
Bluenose Capital Fund (QP), LP
360 Madison Avenue
21st Floor
New York, New York
10017, USA	48,962 / *%(15)	48,962	0/0%
Bluenose Master Fund, Ltd.
c/o Intrepid Fund Management, LLC
360 Madison Avenue
21st Floor
New York, New York
10017, USA	76,038 /1.17%(16)	76,038	0/0%
JMG Triton Offshore Fund, Ltd.
11601 Wilshire Blvd.
Suite 2100
Los Angeles, California
90025, USA	21,875 / *%(17)	21,875	0/0%
JMG Capital Partners, LP
11601 Wilshire Blvd.
Suite 2100
Los Angeles, California
90025, USA	21,875 / *%(18)	21,875	0/0%

Name and Address of Selling Stockholder	Shares Beneficially Owned Prior to Offering/ Percentage of Class(1)	Shares Being Offered	Shares Beneficially Owned Upon Completion of Offering / Percentage of Class

Heller Capital Investments
700 E. Palisade Avenue
Englewood Cliffs, New Jersey
07632, USA	37,500 / *%(19)	37,500	0/0%
Enable Opportunity Partners LP
One Ferry Building
Suite 255
San Francisco, California
94111, USA	5,000 / *%(20)	5,000	0/0%
Enable Growth Partners LP
One Ferry Building
Suite 255
San Francisco, California
94111, USA	42,500 / *%(21)	42,500	0/0%
Capital Ventures International
c/o Heights Capital Management
101 California Street
Suite 3250
San Francisco, California
94111, USA	46,875 / *%(22)	46,875	0/0%
CD Investment Partners, Ltd.
111 S. Wacker Drive
Suite 3950
Chicago, Illinois
60606, USA	43,750 / *%(23)	43,750	0/0%

Name and Address of Selling Stockholder	Shares Beneficially Owned Prior to Offering/ Percentage of Class(1)	Shares Being Offered	Shares Beneficially Owned Upon Completion of Offering / Percentage of Class

Crosslink Crossover Fund V, LP
Two Embarcadero Center
Suite 2200
San Francisco, California
94111, USA	137,500 / 2.11%(24)	137,500	0/0%
Pierce Diversified Strategy Master Fund
LLC, Ena
One Ferry Building
Suite 255
San Francisco, California
94111, USA	2,500 / *%(25)	2,500	0/0%
Cowen and Company, LLC
1221 Avenue of the Americas
New York, New York
10020	8,750/ *%(26)	8,750	0/0%
W. R. Hambrecht and Co., LLC
539 Bryant Street, Suite 100
San Francisco, CA 94107	2,187/ *%(27)	2,187	0/0%

* Denotes less than 1%.

[1]	Beneficial ownership is calculated as of May 28, 2007 in accordance with General Instruction F. to Form 20-F and is based on 6,473,998 ordinary shares outstanding.

[2]	Includes 1,066 ordinary shares underlying warrants. Fort Mason Capital, LLC, serves as the general partner of Fort Mason Partners, LP, and, in such capacity, exercises sole voting and dispositive authority with respect to such shares. Mr. Daniel German is the sole managing member of Fort Mason Capital, LLC. Mr. German and Fort Mason Capital, LLC each disclaim beneficial ownership of such shares, except to the extent of his or its pecuniary interest therein, if any.

[3]	Includes 16,434 ordinary shares underlying warrants. Fort Mason Capital, LLC, serves as the general partner of Fort Mason Master, LP, and, in such capacity, exercises sole voting and dispositive authority with respect to such shares. Mr. Daniel German is the sole managing member of Fort Mason Capital, LLC. Mr. German and Fort Mason Capital, LLC each disclaim beneficial ownership of such shares, except to the extent of his or its pecuniary interest therein, if any.

[4]	Includes 7,525 ordinary shares underlying warrants. Messrs. Sander Gerber, John Doscas and Yoav Roth share voting and dispositive power over these securities. Messrs. Gerber, Doscas and Roth each disclaim beneficial ownership of the securities held by Hudson Bay Fund, LP. This selling stockholder is affiliated with one or more NASD members, none of whom are currently expected to participate in the sale pursuant to this prospectus of ordinary shares purchased by the selling stockholder in this offering.

[5]	Includes 9,975 ordinary shares underlying warrants. Messrs. Sander Gerber, John Doscas and Yoav Roth share voting and dispositive power over these securities. Messrs. Gerber, Doscas and Roth each disclaim beneficial ownership of the securities held by Hudson Bay Overseas Fund, Ltd. This selling stockholder is affiliated with one or more NASD members, none of whom are currently expected to participate in the sale pursuant to this prospectus of ordinary shares purchased by the selling stockholder in this offering.

[6]	Includes 7,500 ordinary shares underlying warrants. Joshua Silverman has voting and dispositive authority over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

[7]	Includes 7,500 ordinary shares underlying warrants. Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital, LP, has sole voting and dispositive authority over the shares. Mr. Kopin and Downsview Capital, Inc. each disclaims beneficial ownership of the securities.

[8]	Includes 9,375 ordinary shares underlying warrants. Pursuant to an investment management agreement, Evolution Capital Management LLC (“Evolution”) serves as the investment manager of Evolution Master Fund Ltd. SPC, Segregated Portfolio M (the “M Fund”) and consequently has voting control and investment discretion over securities held by the M Fund. Michael Lerch is the Chief Investment Officer of Evolution and has voting control and investment power over the securities held by the M Fund. Each of Evolution and Michael Lerch disclaims beneficial ownership of the securities held by the M Fund. This selling stockholder is affiliated with a NASD member, whom is not currently expected to participate in the sale pursuant to this prospectus of ordinary shares purchased by the selling stockholder in this offering.

[9]	Includes 5,000 ordinary shares underlying warrants and 28,095 shares held by the selling stockholder prior to the private placement described above. Shai Gerson has voting and dispositive authority over these shares. Maccabee Capital, LP is affiliated with Dov Wiener and Richard Sands, both of whom are NASD members and also general partners of the fund.

[10]	Includes 10,000 ordinary shares underlying warrants. Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.‘s Class A Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaim beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.

[11]	Includes 8,750 ordinary shares underlying warrants. RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of our shares that are owned by the RHP Master Fund.

[12]	Includes 25,000 ordinary shares underlying warrants. Michael A. Roth and Brian J. Stark have voting and dispositive authority over the securities owned by SF Capital Partners Ltd. Messrs. Roth and Stark each disclaim beneficial ownership of such securities. This selling stockholder is affiliated with a NASD member, whom is not currently expected to participate in the sale pursuant to this prospectus of ordinary shares purchased by the selling stockholder in this offering.

[13]	Includes 7,500 ordinary shares underlying warrants. Jeff Putman is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited and has voting and dispositive authority over these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited. Mr. Putman disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited.

[14]	Includes 6,250 ordinary shares underlying warrants. Rockmore Capital, LLC and Rockmore Partners, LLC, each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, which invests all of its assets through Rockmore Investment Master Fund Ltd., a company formed under the laws of Bermuda. By reason of such relationships, Rockmore Capital, LLC and Rockmore Partners, LLC may be deemed to share voting and dispositive authority over our shares that are owned by Rockmore Investment Master Fund Ltd. Rockmore Capital, LLC and Rockmore Partners, LLC disclaim beneficial ownership of such shares. Rockmore Partners, LLC has delegated authority to Rockmore Capital, LLC regarding the portfolio management decisions with respect to the shares owned by Rockmore Investment Master Fund Ltd. Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, LLC are responsible for the portfolio management decisions of these shares. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share voting and dispositive power over these shares. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares.

[15]	Includes 9,792 ordinary shares underlying warrants. Bluenose Capital Fund (QP), L.P. (“Bluenose Capital Fund”) is a Delaware limited partnership. Its general partner is Intrepid Capital Advisors, LLC (“ICA”), a Delaware limited liability company, that has voting and dispositive power over Bluenose Capital Fund’s investments, including the shares offered pursuant to this prospectus. ICA is controlled by Steven Shapiro.

[16]	Includes 15,208 ordinary shares underlying warrants. Bluenose Master Fund, Ltd. (“Bluenose Master Fund”) is a Cayman Islands exempted company. Its investment manager is Intrepid Fund Management, LLC (“IFM”), a Delaware limited liability company, that has voting and dispositive power over Bluenose Master Fund’s investments, including the shares offered pursuant to this prospectus. IFM is controlled by Steven Shapiro.

[17]	Includes 4,375 ordinary shares underlying warrants. JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the shares offered pursuant to this prospectus. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

[18]	Includes 4,375 ordinary shares underlying warrants. JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’investments, including the shares offered pursuant to this prospectus. The equity interests of the Manager are owned by JMG Capital Management, Inc. (“JMG Capital”), a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the executive officer and director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

[19]	Includes 7,500 ordinary shares underlying warrants. Ronald Heller has ultimate voting and dispositive authority over the shares.

[20]	Includes 1,000 ordinary shares underlying warrants. Mitch Levine, as Managing Partner of the selling stockholder, may be deemed to have voting and dispositive authority over the shares. Mr. Levine disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, if any.

[21]	Includes 8,500 ordinary shares underlying warrants. Mitch Levine, as Managing Partner of the selling stockholder, may be deemed to have voting and dispositive authority over the shares. Mr. Levine disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, if any.

[22]	Includes 9,375 ordinary shares underlying warrants. Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Mr. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. This selling stockholder is under common control with one or more NASD members, none of whom are currently expected to participate in the sale pursuant to this prospectus of ordinary shares purchased by the selling stockholder in this offering.

[23]	Includes 8,750 ordinary shares underlying warrants. CD Capital Management LLC (“CD Capital”), as investment manager for CD Investment Partners, Ltd. (“CDIP”), ZP-II LP (“ZP II”), as the manager and sole member of CD Capital, C3 Management Inc., (“C3”) as the general partner of ZP-II, and John D. Ziegelman, as the Chairman of the Board, President and Treasurer and the beneficial owner of 100% of the outstanding shares of common stock of C3, each may be deemed to have beneficial ownership of the shares owned by CDIP which are being registered hereunder.

[24]	Includes 27,500 ordinary shares underlying warrants. Michael Stark is the managing director of Crosslink Capital, Inc. which serves as the investment adviser to Crossover Fund V Management LLC. Crossover Fund V Management LLC is the general partner of Crosslink Crossover Fund V, L.P. Crosslink Capital, Inc., Crossover Fund V Management LLC, Michael Stark, Thomas Bliska, Daniel Dunn, David Epstein, James Feuille and Charles Finnie (collectively “Crosslink”) have indirect beneficial ownership of these shares in their capacity as investment adviser, general partner or control persons of Crosslink. Crosslink disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interest.

[25]	Includes 500 ordinary shares underlying warrants. Mitch Levine, as Managing Partner of the selling stockholder, may be deemed to have voting and dispositive authority over the shares. Mr. Levine disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, if any.

[26]	Represents 8,750 ordinary shares underlying warrants. Cowen and Company, LLC (“Cowen”) acted as co-placement agent to us in connection with the private placement. Cowen is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. David M. Malcolm, on behalf of Cowen in his capacity as Executive Vice-Chairman, has voting control and investment discretion over the securities being offered. Mr. Malcolm disclaims beneficial ownership of such shares. Cowen is a wholly-owned subsidiary of Cowen Group, Inc., which is traded on the NASDAQ under the symbol COWN.

[27]	Represents 2,187 ordinary shares underlying warrants. Jonathan Fayman, in his capacity as chief financial officer and managing director of W.R. Hambrecht and Co., LLC has voting control and investment discretion over the securities being offered. Mr. Fayman disclaims beneficial ownership of such shares.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        Under current Israeli regulations, any dividends or other distributions paid in respect of our ordinary shares purchased by nonresidents of Israel with certain non-Israeli currencies (including dollars) and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident, will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion pursuant to the general permit issued under the Israeli Currency Law, 1978, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

        Investments outside Israel by the Company no longer require specific approval from the Controller of Foreign Currency at the Bank of Israel.

LEGAL MATTERS

        The validity of the securities offered in this prospectus will be passed upon for us by Yigal Arnon & Co., our Israeli counsel.

EXPERTS

        The consolidated financial statements of Silicom Ltd. and its subsidiary as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006 have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the December 31, 2006 financial statements refer to a change in the method of accounting for share-based compensation upon adoption of Financial Accounting Standards Board Statement 123(R), “Share-Based Payment”.

ENFORCEABILITY OF CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

        We are incorporated in Israel. All of our executive officers and directors and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of our assets and of such persons’ are located outside the United States. For further information regarding enforceability of civil liabilities against us and other persons, see “Risk Factors– Israeli courts might not enforce judgments rendered outside of Israel.”

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF
INFORMATION BY REFERENCE

        We have filed a registration statement on Form F-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file reports with, and furnish information to, the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on this public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the Securities and Exchange Commission’s EDGAR system are available for retrieval on the Securities and Exchange Commission’s website at www.sec.gov. These Securities and Exchange Commission filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services. As a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K.

        This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document and a more complete description of the matter involved, you should refer to the exhibits that are a part of the registration statement.

        The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. We incorporate by reference the documents listed below and amendments to them. These documents and their amendments were previously filed with the Securities and Exchange Commission.

        This prospectus will be deemed to incorporate by reference the following documents previously filed by us with the Securities and Exchange Commission:

—	Annual report on Form 20-F for the year ended December 31, 2006, filed on May 30, 2007, to the extent the information in that report has not been updated or superseded by this prospectus;

—	any report on Form 6-K, or parts thereof, meeting the requirements of Form F-3 furnished to the Securities and Exchange Commission after the date of the initial registration statement and prior to its effectiveness, which states that it, or any part thereof, is being incorporated by reference herein.

        This prospectus shall also be deemed to incorporate by reference all subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by the registrant pursuant to the Exchange Act, prior to the termination of the offering made by this prospectus. We may incorporate by reference into this prospectus, any Form 6-K meeting the requirements of Form F-3 which is furnished to the Securities and Exchange Commission after the date of the filing of the registration statement being filed in connection with this offering and before the date of termination of this offering. Any such Form 6-K which we intend to so incorporate shall state in such form that it is being incorporated by reference into this prospectus.

        We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at: 8 Hanagar Street, Kfar Sava, Israel, 44000, telephone: 972-9-764-4555.

        A copy of this prospectus, our memorandum of association and our articles of association, are available for inspection at our offices at 8 Hanagar Street, Kfar Sava, Israel, 44000 and on the Israel Securities Authority’s Magna website, www.magna.isa.gov.il.

        As a foreign private issuer, we are exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

1,104,687 Ordinary Shares

PROSPECTUS

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

July 5, 2007